FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1             Translation of letter to the Buenos Aires Stock Exchange dated November 5, 2014.

   2             Translation of letter to the Buenos Aires Stock Exchange dated November 5, 2014.

TRANSLATION

Autonomous City of Buenos Aires, November 5, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Authorization for the issuance of Negotiable Obligations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Buenos Aires Stock Exchange Regulations, and to inform that the Board of Directors of YPF S.A., at its meeting held on November 5, 2014, approved the issuance and placement of negotiable obligations for an amount of up to USD 638,000,000 (six hundred and thirty-eight million U.S. dollars) or its equivalent in other currencies, in one or more classes and/or series under the Company's USD 5,000,000,000 Global Medium Term Notes Program, which was approved by the General Ordinary Shareholders’ Meeting held on April 30, 2013.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Sales to CAMMESA

Dear Sirs:

In accordance with the provisions of Article 73 of Law 26,831, please be advised that available to shareholders at the registered office of the Company, located at Macacha Güemes 515 in the Autonomous City of Buenos Aires, is the report prepared by the Audit Committee in which it issued its opinion in accordance with the above referenced regulation, regarding the sales transactions of fuel oil from YPF S.A. to CAMMESA for and on behalf of the Fondo Unificado Law 24,065, considering that the terms and conditions thereof are in accordance with market standards for agreements entered into by and between independent parties  in connection with similar transactions.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 5, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer